Exhibit 4.13

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Autoliv, Inc. (“Autoliv”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $1.00 per share (the “common stock”). As of February [●], 2020, we had [●] issued and outstanding shares of our common stock held by approximately [●] stockholders of record.

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended, and Third Restated By-Laws, which we refer to as our Certificate of Incorporation and By-laws, respectively, each of which are incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.10 is a part. We encourage you to read our Certificate of Incorporation, our By-laws and the applicable provisions of Delaware General Corporation Law (“DGCL”), for additional information.

DESCRIPTION OF COMMON STOCK

Authorized Capital Stock

Our authorized capital stock consists of 325,000,000 shares of common stock, par value $1.00 per share, and 25,000,000 shares of preferred stock, par value $1.00 per share. The outstanding shares of our common stock are fully paid and nonassessable.

Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “ALV.” Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. In addition, the holders of shares of our common stock are entitled to participate in dividends ratably on a per share basis when our board of directors declares dividends on our common stock out of legally available funds. In the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, holders of our common stock will have the right to a ratable portion of the assets remaining after satisfaction in full of the prior rights of our creditors and of all liabilities. No shares of our common stock have any preemptive, redemption or conversion rights, or the benefits of any sinking fund.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and By-laws

The Delaware General Corporation Law

Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law or DGCL. Section 203 provides that, subject to certain exceptions, a Delaware corporation may not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder became an interested stockholder, unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203 (which we have not done);

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The three-year prohibition also does not apply to business combinations proposed by an interested stockholder following the announcement or notification of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors.

The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the relevant date, and the affiliates and associates of any such person.

Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Removal of Directors; Vacancies

Directors may be removed from office at any time, with or without cause, only by the affirmative vote of the holders of at least 80% of the voting power of all the then-outstanding shares of voting stock, voting together as a single class. In addition, our Certificate of Incorporation and By-laws also provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our Certificate of Incorporation and By-laws prohibit stockholder action by written consent. They also provide that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of our board of directors.

Advance Notice Requirements for Director Nominations and Stockholder Proposals

Our By-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary date of the previous year’s annual meeting. Our By-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that the following provisions in our Certificate of Incorporation and our By-laws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	the removal of directors;

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors;

•	the ability of our board of directors to make, alter, amend or repeal our By-laws; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of our common stock. Such approval is not required, however, for any public offering for cash; any bona fide private financing, if the financing involves a sale of common stock, for cash, at a price at least as great as each of the book and market value of our common stock; and securities convertible into or exercisable for common stock, for cash, if the conversion or exercise price is at least as great as each of the book and market value of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock or preferred stock at prices higher than prevailing market prices.

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